RELIASTAR LIFE INSURANCE COMPANY
and its Separate Account N

ING Advantage Century[SM] (Prospectus No. PRO.100207-06)
ING Advantage Century Plus[SM] (Prospectus No. PRO.100208-06)
ING Advantage[SM] (Prospectus No. PRO.100209-06)

Supplement dated December 21, 2006 to the Contract Prospectus and Statement of Additional Information, each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

1. Effective January 13, 2007, ING VP Natural Resources Trust will merge into ING Global Resources Portfolio (Class S). After the close of business on January 12, 2007, all existing account balances invested in ING VP Natural Resources Trust will be transferred to ING Global Resources Portfolio (Class S). As a result of the merger, effective January 13, 2007 all references to ING VP Natural Resources Trust in the Contract Prospectus and SAI are hereby deleted and ING Global Resources Portfolio (Class S) is added as an investment option.

Unless you provide us with alternative allocation instructions, all future allocations directed to ING VP Natural Resources Trust after the date of the merger will be automatically allocated to ING Global Resources Portfolio (Class S). You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING Service Center
> P.O. Box 5050
> Minot, North Dakota 58702-5050
> 1-877-884-5050

See also the Transfers Among Investment Options section of your Contract Prospectus for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change with the addition of the ING Global Resources Portfolio (Class S). Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. Effective September 30, 2006, the information for ING VP Global Science and Technology Portfolio, and effective December 1, 2006, the information for ING Legg Mason Partners Aggressive Growth Portfolio and ING Legg Mason Partners Large Cap Growth Portfolio appearing in the Contract Prospectus under Appendix II – Description of Underlying Funds is deleted and replaced with the following to reflect subadviser name changes. Effective January 13, 2007, the following information regarding ING Global Resources Portfolio is added to Appendix II – Description of Underlying Funds.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Global Resources Portfolio	Directed Services, LLC **Subadviser**: ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: ClearBridge Advisors, LLC	Seeks long-term growth of capital.
ING Partners, Inc. – ING Legg Mason Partners Large Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: ClearBridge Advisors, LLC	Seeks long-term capital appreciation.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.

4. Effective December 31, 2006, Directed Services, Inc. is being converted to a limited liability company, domiciled to Delaware, and reorganized as a wholly-owned subsidiary of ING Life Insurance and Annuity Company. Accordingly, effective December 31, 2006, all references to Directed Services, Inc. appearing in the Contract Prospectus are replaced with Directed Services, LLC.

5. Effective December 31, 2006, the investment adviser for each of the portfolios under ING Partners, Inc. will change to Directed Services, LLC. Accordingly, effective December 31, 2006, all references to ING Life Insurance and Annuity Company as investment adviser for each portfolio under ING Partners, Inc. appearing in the Contract Prospectus under Appendix II – Description of Underlying Funds are replaced with Directed Services, LLC.